

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 3, 2011

Mr. Sanjay Dongre
Executive Vice President (Legal) and Company Secretary
HDFC Bank Limited
2d Floor, Process House
Kamala Mills Compound,
Senapati Bapat Marg., Lower Parel
Mumbai 400 013 India

Re: HDFC Bank Limited
Form 20-F for the fiscal year ended March 31, 2009, filed September 30, 2009
<u>File No. 001-15216</u>

Dear Mr. Dongre:

　　　　We have completed our review of your filing. We have no further
comments at this time.

Sincerely,

Michael R. Clampitt
Senior Attorney